Mail Stop 4561

July 15, 2008

Mr. Jeffrey H. Kupor
General Counsel
Invesco Agency Securities Inc.
c/o Invesco Institutional (N.A.), Inc.
1360 Peachtree Street, NE
Atlanta, GA 30309

>   **Re: Invesco Agency Securities Inc.**
>   **Registration Statement on Form S-11**
>   **Filed June 16, 2008**
>   **File No. 333-151665**

Dear Mr. Kupor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. See Securities Act Release 33-6900.

2.   We will continue to monitor your filing for the inclusion of audited financial statements and a consent from the independent registered public accounting firm.

3.   We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption you intend to rely on and how your investment strategy will support that exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

4.   Please provide the disclosure regarding promoters required by Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

5.   You do not appear to have provided all the information required by Item 25 of Form S-11. Please advise or revise.

Our Company, page 1

6.   You state on page 1 that your manager is an indirect wholly-owned subsidiary of Invesco Ltd., a leading independent global investment management company with $470.3 billion in managed assets. You further state on page 5 that approximately $9.2 billion of these managed assets consisted of Agency MBS. Please revise to clarify on page 1 and throughout the prospectus the portion of managed assets that are Agency MBS.

Our Manager, page 1

7.   Please revise your disclosure to discuss in more detail your manager's experience in managing Agency MBS, including the approximate breakdown between Agency MBS that are collateralized by fixed rate mortgage loans, adjusted rate mortgage loans (ARMs) or hybrid ARMs. In addition, please clarify whether your manager will continue to provide similar management services to other entities and identify such entities.

8.   You state on page 2 that Invesco Aim Advisers, Inc., an affiliate of your manager, will serve as your sub-adviser and may be appointed to provide discretionary investment management services, investment advice and/or order execution services to you. Please revise to more specifically state the services that your sub-adviser will provide to you, how these services are different than those provided by your manager and clarify how the sub-adviser will be compensated for its services, including whether such fees will by paid by your manager or whether you will reimburse your manager for these fees. We note the disclosure on page 72 that reimbursements will include costs and expenses in contracting with third parties, including affiliates of your manger.

<u>Attractive Risk Profile, page 6</u>

9.   We note your disclosure on page 6 regarding the attractive returns with minimal credit risk and the liquid nature of Agency MBS. We further note your disclosure on page 7 that you are subject to the risk that Fannie Mae and Freddie Mac may not be able to fully satisfy their guarantee obligations. Please revise your disclosure to provide more balance in light of the recent market developments, including recent developments with respect to federally chartered corporations.

<u>Summary Risk Factors, page 6</u>

10.   Please revise the bullet point regarding leverage to clarify, if true, that there are no limits on the amount of leverage that you may use.

<u>Management Agreement, page 10</u>

11.   Please expand the fee table to reference the equity incentive plan as it relates to the manager and its employees and clarify, if true, that there are no limits on the expense reimbursement provisions.

<u>Conflicts of Interest, page 11</u>

12.   You state on page 11 that, prior to an investment in any security structured or issued by an entity managed by Invesco, the investment will be approved by a majority of your independent directors. Please revise to clarify if such approval will be required for investments in any asset purchased from or sold to any entity related to Invesco or your manager.

13.   We note that your manager has an investment allocation policy in place that is intended to enable you to share equitably with other clients of your manager in all investment opportunities that may be suitable for you and such other clients. Please revise your disclosure to briefly describe this investment allocation policy and quantify what you mean by share "equitably." For example, how many other clients of your manager and its affiliates have similar investment strategies and will directly compete with you for investments?

<u>Restrictions on Ownership of Our Common Stock, page 13</u>

14.   We note your disclosure regarding restrictions on ownership of your common stock. Please clarify whether the Invesco Purchaser will satisfy these restrictions or whether your board intends to waive the 9.8% ownership limit.

Risk Factors

We will be subject to the requirements of the Sarbanes-Oxley Act of 2002, page 19

15.   Considering you are a newly formed entity, it is not clear how the risk presented by the requirements of the Sarbanes-Oxley Act is specific to you as it applies to all public companies. Please revise to clarify how this risk is specific to you or remove the risk factor.

Use of Proceeds, page 40

16.   We refer to your disclosure of the net proceeds from this offering and your concurrent private placement. Please expand your disclosure to include the net proceeds you expect to receive from the public offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

17.   We note your statement on page 45 that you believe that current market conditions offer potentially attractive spread investment opportunities for you, even in the face of a riskier and more volatile market environment. Please revise your disclosure to discuss in more detail the basis of your belief.

Critical Accounting Policies

Repurchase Agreements, page 45

18.   Your policy regarding accounting for repurchase agreements with the same counterparty from whom the Agency MBS were purchased is consistent with FASB Staff Position No. 140-3; however, this guidance is effective for fiscal years beginning after November 15, 2008 with no early application permitted. Please revise or advise.

Liquidity and Capital Resources, page 49

19.   You state on page 49 that your manager is in the process of securing commitments for you with several repurchase agreement counterparties and that you intend to enter into these agreements concurrently with or shortly before the completion of the offering. Please provide the material terms of such agreements, as applicable, and disclose any conflicts of interest that may arise upon entry into the repurchase agreements. In addition, please discuss any impact of current credit markets on your ability to execute your financing strategy.

Business

Our Financing Strategy, page 61

20.   You disclose that you "intend to employ leverage below the maximum leverage implied by the haircut." Please revise your filing to clarify what is meant by this statement or advise.

Our Manager and the Management Agreement

Management Fees and Expense Reimbursements, page 71

21.   You state on page 73 that you may reimburse your Manager for a portion of the compensation expense of your chief financial officer. Please revise to describe how your Manager will determine your "allocable share" of that expense. Revise to clarify why you will reimburse the compensation expense of your chief financial officer while compensation expense for your other executive officers will be paid from the base fee payable to your Manager. Also, please describe your chief financial officer's compensation in more detail and explain how actual amounts will be determined.

Management

Our Directors and Executive Officers, page 74

22.   We note that upon the completion of the offering, your board of directors will consist of five members. Please revise your disclosure to name the director nominees at such time as they have been identified.

Conflicts of Interest, page 80

23.   Please expand your disclosure regarding any current Invesco affiliated entities that may compete with you, including the number of funds, the amount available for investment, and the term of such funds.

24.   Please revise to discuss any conflict that you may have using short-term funding sources and counterparties that already have established relationships with Invesco, your manager or any of its affiliates.

Principal Stockholders, page 82

25.   Please clarify whether your executive officers and directors hold shares of your common stock.

Description of Capital Stock, page 86

26.   We note your statement that the following summary description of your capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and your charter and your bylaws. Please note that a summary should highlight all the material provisions and should not be subject to information outside of the prospectus. Please revise accordingly.

Underwriting, page 121

27.   Please provide more detailed disclosure regarding the services provided to you or your affiliates by any managing underwriter.

Exhibits

28.   Please file the exhibits, including the legal and tax opinions, with your next amendment or provide drafts for us to review. We must review the exhibits before we declare the registration statement effective and we may have comments.

29.   We note your disclosure on page 85 that you intend to enter into a registration rights agreement with the "Invesco Purchaser" upon completion of the offering. Please file the form of registration rights agreement as an exhibit to the registration statement.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Jay L. Bernstein, Esq.
        Andrew S. Epstein, Esq.
        Clifford Chance US LLP
        Via facsimile (212) 878-8375